


02002973

TransCanada
In business to deliver ™

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7675
fax (403) 920-2467
email elizabeth_mcnamara@transcanada.com

VIA FAX & COURIER


JAN 3 1 2002

January 29, 2002

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

SUPPL

Dear Sirs:

Re: Press Release for TC PipeLines, LP

Please find enclosed a copy of the press release, which was issued by TC PipeLines, LP in the United States via the Canada News Wire Network on January 29, 2002. The press release is to be placed in the Company's public file.

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Elizabeth McNamara
Paralegal

:emc
Enclosure



TC PipeLines, LP


RECEIVED
JAN 3 1 2002

NewsRelease

TC PipeLines, LP Announces 17% Increase in 2001 Earnings; New Nasdaq Trading Symbol "TCLP"

Calgary, Alberta – January 29, 2002 – (Nasdaq: TCLPZ) – TC PipeLines, LP (the Partnership) today announced 2001 net income of US$43.5 million or US$2.40 per unit, a 17% increase compared to 2000 net income of US$37.2 million or US$2.08 per unit. The Partnership reported 2001 fourth quarter net income of US$11.8 million or US$0.65 per unit, compared to net income of US$10.4 million or US$0.58 per unit for 2000 fourth quarter.

"This has been another very good year for the Partnership," said Ron Turner, President and Chief Executive Officer of TC PipeLines GP, Inc., general partner of TC PipeLines, LP. "Despite the volatility and uncertainty experienced by the broader markets, we generated a total return of 43% in 2001 for our unitholders. Our earnings and cash flows have increased steadily, reflecting the stability and growth our unitholders are looking for."

Equity Income from Investment in Northern Border Pipeline Company

The Partnership's 30% interest in Northern Border Pipeline Company generated equity income of US$42.1 million in 2001, an increase of US$4.0 million or 10% compared to 2000 equity income of US$38.1 million. 2001 fourth quarter equity income from Northern Border Pipeline was US$11.2 million compared to US$10.4 million for the same period last year.

A number of factors contributed to the increase in 2001 equity income from Northern Border Pipeline. Project 2000, Northern Border Pipeline's 34-mile extension and expansion into northern Indiana, was placed into service in October, 2001 and the incremental revenues contributed approximately US$1.0 million of equity income to TC PipeLines in the fourth quarter of 2001. Northern Border Pipeline's ongoing efforts to aggressively manage its operating costs resulted in a 19% reduction in operations and maintenance expenses for the year, contributing an incremental US$2.3 million of equity income to TC PipeLines in 2001. 2001 operations and maintenance expense includes a US$1.3 million charge (TC PipeLines share is US$0.4 million) which fully reserves against

November and December 2001 revenues due to Northern Border Pipeline under transportation agreements with Enron North America (ENA), a subsidiary of Enron Corp. ENA, which filed for Chapter 11 bankruptcy protection on December 2, 2001, is in default of its payments to Northern Border Pipeline, starting with payments due for November 2001. As discussed below, Northern Border Pipeline is making every effort to mitigate the effects of ENA's non-payment. Favorable interest rates resulted in a 15% decrease in Northern Border Pipeline's interest expense in 2001, further increasing 2001 equity income to TC PipeLines by US$2.9 million. These increases over the 2000 results were partially offset by lower other income for Northern Border Pipeline in 2001, resulting in a US$2.5 million decrease in 2001 equity income to TC PipeLines. Northern Border Pipeline's 2000 other income was unusually high due to non-recurring adjustments related to the approval of its rate settlement agreement.

Equity Income from Investment in Tuscarora Gas Transmission Company
The Partnership's 49% interest in Tuscarora Gas Transmission Company contributed equity income of US$3.6 million in 2001, an increase of US$2.7 million compared to 2000 equity income of US$0.9 million. 2001 fourth quarter equity income from Tuscarora was US$1.0 million compared to US$0.7 million for the same period last year.

The increase in 2001 equity income is attributed to the Partnership acquiring its interest in Tuscarora in September 2000 and due to the incremental revenues from Tuscarora's 14-mile Hungry Valley lateral, which was placed into service in January 2001.

Cash Flows
Cash flows from Northern Border Pipeline and Tuscarora amounted to US$42.9 million and US$2.4 million, respectively, in 2001 compared to US$40.5 million and US$1.5 million in 2000. The increase in cash flow enabled the Partnership to raise its quarterly cash distribution to unitholders from US$0.475 per unit to US$0.50 per unit for the second quarter of 2001. In aggregate, the Partnership paid cash distributions of US$35.2 million in 2001 compared to US$32.6 million in 2000.

The Partnership reaffirmed that it does not expect its financial condition to be materially impacted by the Enron situation. Northern Border Pipeline revenues attributable to ENA obligations amount to approximately US$8 million, which is less than 3% of total anticipated revenues for the year 2002. As ENA has filed for bankruptcy protection and is in default of its payments to Northern Border Pipeline, Northern Border Pipeline is making every effort to re-market this capacity to other shippers on a short-term basis. If Northern Border Pipeline is unable to re-market any of this capacity, the aggregate financial impact from this revenue shortfall in 2002 is approximately US$2.4 million to TC PipeLines, LP. The Partnership plans to continue to assess the impact these events may have on Northern Border Pipeline and to take appropriate action to protect the interests of the Partnership and its unitholders.

2001 Fourth Quarter Cash Distribution
On January 18, 2002, the board of directors of the general partner declared the Partnership's 2001 fourth quarter cash distribution. The US$0.50 per unit distribution will be paid on February 14, 2002 to unitholders of record as of January 31, 2002.

New Ticker Symbol - TCLP
The Partnership also announced today that, effective Monday, February 4, 2002, the Partnership's common units will trade under the ticker symbol "TCLP". The common units will continue to trade on the Nasdaq Stock Market under the new symbol.

Conference Call
The Partnership plans to hold a conference call tomorrow, January 30, 2002 at 4:00 p.m. (eastern). During this call, TC PipeLines, LP's senior executives will review the Partnership's 2001 results and discuss the Partnership's outlook for 2002. Those interested in listening to the call can dial 1-800-273-9672. A replay of the conference call will also be available from 7:00 p.m. (eastern) January 30 until February 6, 2002 by dialing 1-800-408-3053 then entering passcode 966505.

A live web cast of the conference call will also be available through the Partnership's website at www.tcpipelineslp.com in the "Newsroom" section, under "Presentations". An audio replay of the call will be maintained on the website until February 6, 2002.

TC PipeLines, LP is a publicly held limited partnership. It owns a 30% interest in Northern Border Pipeline Company, a Texas general partnership, and a 49% interest in Tuscarora Gas Transmission Company, a Nevada general partnership. Northern Border Pipeline, which is owned 70% by Northern Border Partners, L.P., a publicly traded master limited partnership controlled by affiliates of Enron Corp., owns a 1,249-mile United States interstate pipeline system that transports natural gas from the Montana-Saskatchewan border to markets in the midwestern United States. Tuscarora owns a 229-mile United States interstate pipeline system that transports natural gas from Oregon, where it interconnects with facilities of PG&E National Energy Group, Gas Transmission Northwest, to northern Nevada. TC PipeLines, LP is managed by its general partner, TC PipeLines GP, Inc., a wholly owned subsidiary of TransCanada PipeLines Limited. Subsidiaries of TransCanada also hold common and subordinated units of the Partnership. Common units of TC PipeLines, LP are quoted on the Nasdaq Stock Market and trade under the symbol "TCLPZ" until February 1, 2002. Effective February 4, 2002, the Partnership's Nasdaq symbol will change to "TCLP". For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

- 30 -

Media Inquiries:	Glenn Herchak / Kurt Kadatz	(403) 920-7859
Unitholder and Analyst Inquiries:	Theresa Jang	(403) 920-2050
	Toll-free	(877) 290-2772

This news release includes forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. All forward-looking statements are based on the Partnership's beliefs as well as assumptions made by and information currently available to the Partnership. When used herein, words such as "believes", "expects", "intends", "forecasts", "projects", and similar expressions, identify forward-looking statements within the meaning of the Securities Litigation Reform Act. These statements reflect the Partnership's current views with respect to future events and are subject to various risks, uncertainties and assumptions including regulatory decisions, particularly those of the Federal Energy Regulatory Commission, cost of acquisitions, future demand for natural gas, overcapacity in the industry, majority control of the Northern Border Pipeline management committee by Northern Border Partners, L.P., which in turn is controlled by affiliates of Enron Corp., and prevailing economic conditions, particularly conditions of the capital and equity markets, and other risks discussed in detail in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2000 and the Partnership's Form 10-Q for the nine months ended September 30, 2001. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statement. Except as required by applicable securities laws, TC PipeLines, LP does not intend to update these forward-looking statements.

TC PipeLines, LP
Financial Highlights

(in thousands except per unit amounts)	Fourth Quarter 2001	Fourth Quarter 2000	Year ended 2001	Year ended 2000 (audited)
Equity Income from Investment in Northern Border Pipeline Company [1]	**11,220**	10,384	**42,138**	38,119
Equity Income from Investment in Tuscarora Gas Transmission Company [2]	**988**	717	**3,608**	943
General and Administrative Expenses	**(269)**	(319)	**(1,251)**	(1,337)
Financial Charges	**(145)**	(415)	**(973)**	(501)
Net Income	**11,794**	10,367	**43,522**	37,224
Net Income per Unit [3]	**$0.65**	$0.58	**$2.40**	$2.08
Average Units Outstanding	**17,500**	17,500	**17,500**	17,500
Distributions Received from Equity Investments				
Northern Border Pipeline Company	**11,471**	11,021	**42,910**	40,472
Tuscarora Gas Transmission Company	**798**	-	**2,448**	1,499
	12,269	11,021	**45,358**	41,971
Cash Flows from Operating Activities	**11,746**	10,198	**42,978**	40,366

[1] TC PipeLines holds a 30% general partner interest in Northern Border Pipeline. Summarized operating and financial information of Northern Border Pipeline for the three and twelve months ended December 31, 2001 and 2000 is as follows:

Northern Border Pipeline Company

	Fourth Quarter 2001	Fourth Quarter 2000	Year ended 2001	Year ended 2000
Operating Results (unaudited)				
Gas Delivered (million cubic feet)	**201,381**	216,638	**820,851**	852,674
Average Throughput (million cubic feet per day)	**2,241**	2,430	**2,312**	2,400

	Fourth Quarter 2001	Fourth Quarter 2000	Year ended 2001	Year ended 2000 (audited)
Financial Results (in millions)				
Operating Revenue	**81.2**	79.2	**313.1**	311.0
Operating Expenses				
Operations and Maintenance	**9.0**	11.6	**33.7**	41.5
Depreciation and Amortization	**14.6**	13.7	**57.5**	57.3
Taxes other than Income	**6.5**	6.3	**25.7**	28.0
Total Operating Expenses	**30.1**	31.6	**116.9**	126.8
Operating Income	**51.1**	47.6	**196.2**	184.2
Interest Expense, Net	**(13.9)**	(16.1)	**(55.4)**	(65.2)
Other Income	**0.2**	3.1	**(0.4)**	8.1
Net Income	**37.4**	34.6	**140.4**	127.1
Capital Expenditures (in millions)				
Maintenance	**1.0**	4.3	**5.7**	8.1
Growth	**2.6**	4.1	**49.0**	7.4

[2] TC PipeLines has held a 49% general partner interest in Tuscarora Gas Transmission Company since September 1, 2000. Summarized operating and financial information of Tuscarora for the three and twelve months ended December 31, 2001 and 2000 is as follows:

Tuscarora Gas Transmission Company

	Fourth Quarter		Year ended	
	2001	2000	**2001**	2000
Operating Results (unaudited)				
Gas Delivered (million cubic feet)	**7,424**	9,233	**22,758**	25,606
Average Throughput (million cubic feet per day)	**81**	100	**62**	70

	Fourth Quarter		Year ended	
	2001	2000	**2001**	2000 (audited)
Financial Results (in millions)				
Operating Revenue	**5.5**	4.9	**21.3**	19.4
Operating Expenses				
Operations, Maintenance & Administrative	**0.5**	0.4	**1.6**	1.5
Depreciation and Amortization	**1.1**	1.1	**4.6**	4.4
Taxes other than Income	**0.2**	0.2	**1.0**	0.9
Total Operating Expenses	**1.8**	1.7	**7.2**	6.8
Operating Income	**3.7**	3.2	**14.1**	12.6
Interest Expense, Net	**(1.5)**	(1.5)	**(6.2)**	(6.0)
Other Income	**0.1**	-	**0.4**	0.2
Net Income	**2.3**	1.7	**8.3**	6.8
Capital Expenditures (in millions)				
Maintenance	**-**	0.1	**0.1**	0.2
Growth	**4.0**	3.5	**9.1**	6.0

[3] Net income per unit is computed by dividing net income, after deduction of the general partners' allocation, by the number of common and subordinated units outstanding.